UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File No. 001-38691

AURORA CANNABIS INC.
(Translation of registrant's name into English)

3498 63 Avenue

Leduc, Alberta,T9E 0G8

Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [ ] Form 40-F  [X]

SUBMITTED HEREWITH

Exhibits	Description
99.1	Condensed Consolidated Interim Financial Statements for the three months ended June 30, 2023 and 2022
99.2	Interim Management’s Discussion and Analysis for the three months ended June 30, 2023 and 2022
99.3	Certification of Chief Executive Officer
99.4	Certification of Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AURORA CANNABIS INC.

/s/ Glen Ibbott

Glen Ibbott
Chief Financial Officer

Date: August 10, 2023